Suite 2200
1201 Third Avenue
Seattle, WA 98101-3045

Marcus J. Williams
206.757.8170 tel
206.757.7170 fax

marcwilliams@dwt.com

July 8, 2011

VIA EDGAR AND FEDERAL EXPRESS OVERNIGHT

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-4561

Attention:	Mr. David Lin
Mr. Todd K. Schiffman

Re:	HomeStreet, Inc.
Registration Statement on Form S-1 and Form S-1/A
Filed May 6, 2011, as amended on May 19, 2011, June 21, 2011 and July 8, 2011
File No. 333-173980

On behalf of our client HomeStreet, Inc. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) that were set forth in the Staff’s letter, dated July 1, 2011, regarding the above-referenced Registration Statement on Form S-1. We have carefully reviewed and considered each comment contained in that letter, and would respectfully submit the proposed responses and actions indicated below. For ease of reference, the text of each of the Staff’s comments is set forth below followed in each case by our response. Unless otherwise noted, references to page numbers in our responses are to Amendment No. 3 to the Registration Statement on Form S-1 of the Company (SEC File No. 333-173980) as filed with the Commission on July 8, 2011.

Amendment No. 2 to Registration Statement on Form S-1

Summary

Significant Sources . . ., page 12

Staff Comment No. 1: We note your response to prior comment 9 in our letter dated June 2, 2011. The disclosure derived from the MBA / STRATMOR study appears to represent solely the findings in this study, and not the basis upon which management formed its own opinions and beliefs about the industry and the market in which you operate. If disclosure

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is attributed solely to the MBA / STRATMOR study, you must file its consent as an exhibit to the registration statement. See Rule 436 of Regulation C. For additional guidance please refer to Interpretation 233.02 of the Division’s Securities Act Rules Compliance and Disclosure Interpretations found in our website at http://www.sec.gov/divisions.corp/guidance/securities/htm. Please advise or revise.

RESPONSE: We have revised the Company’s disclosures at pages 11 and 141 of Amendment No. 3 to make it clear that the statements contained in the prospectus are statements of management’s belief or judgment based upon the MBA/STATMOR study.

Risk Factors

Adverse economic conditions in the Pacific Northwest . . . , page 23

Staff Comment No. 2: We note that you have disclosed quantified market data under the “Market Opportunities” section on page 145 in response to prior comment 17 of our letter dated June 2, 2011. We reissue the comment in part. Please revise this risk factor to include such quantified market data or provide a cross-reference to such information on page 145.

RESPONSE: We have revised the risk factor referenced above, set forth at page 22 of Amendment No. 3, to include the substance of the specific and more expansive market data referenced in the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Income Tax Expense (Benefit) page 67

Staff Comment No. 3: Please tell us the basis for the determination that the completion of the offering will result in a change of control of the Company within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended.

RESPONSE: Section 382 of the Internal Revenue Code imposes certain annual limitations on net operating loss carryforwards if a corporation experiences an “ownership change” as defined for purposes of such Section. An “ownership change” is defined in Treas. Reg. § 1.382T-1(a), which provides that “[a]n ownership change occurs with respect to a corporation if it is a loss corporation on a testing date and, immediately after the close of the testing date, the percentage of stock of the corporation owned by one or more 5-percent shareholders has increased by more than 50 percentage points over the lowest percentage of stock of such corporation owned by such shareholders at any time during the testing period.” Specifically, an ownership change occurs upon “[a]n issuance of loss corporation stock that affects the percentage of stock owned by a 5-percent shareholder”. Treas. Reg. § 1.382T-1(e)(1)(D). The stock issued to the public in the

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offering will create a new group that is treated as a new 5% holder for purposes of Section 382. See Treas. Reg. § 1.382T-1(e)(1)(E) (Example 5). Management currently estimates that the shares to be issued in this offering will represent significantly more than 50% of the Company’s outstanding common stock as measured on a post-closing basis. Accordingly, the Company has determined that an ownership change will occur upon the consummation of this offering.

Credit Risk Management

Appraisals, page 102

Staff Comment No. 4: We note your response to comment 22 in our letter dated June 2, 2011. We did not note disclosure in your document regarding several of the bullet points in our previous comment. Please tell us, and revise your next amendment, to specifically discuss the following related to your appraisal process:

•

Address how partially charged-off loans measured for impairment based on the collateral value are classified and accounted for subsequent to receiving an updated appraisal. For example, disclose whether the loans are returned to performing status or whether they remain as nonperforming;

RESPONSE: We have clarified the disclosure previously set forth in Amendment No. 2 at pages 57-58 (now set forth at page 56 of Amendment No. 3) and at pages 101-102 of Amendment No. 3 we have added sections describing the Company’s Impairment Policy and Nonaccrual Policy in response to this comment.

•	Address the typical timing surrounding the recognition of a loan as nonaccrual and recording of any provision or charge-off;

RESPONSE: We have amplified the disclosure previously set forth in Amendment No. 2 at pages 57-58 (now set forth at page 56 of Amendment No. 3) and at pages 102-103 of Amendment No. 2 (now at page 101-102 of Amendment No. 3) and have added sections describing the Company’s Nonaccrual Policy in response to this comment.

•

Address the specific procedures performed, at each reporting period between receipt of updated appraisals, to ensure the collateral underlying these loans has been adequately valued and the required impairments recorded; and

RESPONSE: We have supplemented the disclosure previously set forth at page 57 and page 102 of Amendment No. 2 in response to this comment; the revised disclosures are set forth at page 56 and 100-103 of Amendment No. 3.

•	Address how you determine the amount to charge-off.

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RESPONSE: We have included a detailed discussion under “Impairment Policy” at page 102 of Amendment No. 3 in response to this comment.

Asset Quality and Nonperforming Assets, page 103

Staff Comment No. 5: We note your disclosure on page 108 that, “concessions to borrowers that represent an insignificant delay in performance are not designated TDRs.” Please describe the types of modifications performed and explain your rationale for not classifying these as TDRs. In this regard, specifically define “insignificant delay” and tell us whether you have performed any loan modifications that you consider to be short term in nature and therefore concluded that TDR classification was not required.

RESPONSE: We have amplified the disclosure previously set forth in Amendment No. 2 at page 108 (see page 110 of Amendment No. 3), including the addition of a section describing the Company’s Troubled Debt Restructuring Policy at pages 101-102 of Amendment No. 3, in response to this comment.

Staff Comment No. 6: Please revise your next amendment to include a discussion of the trends depicted in the tables included in Note 4 to the financial statements, particularly as they relate to the development of the allowance for loan losses for loans individually evaluated for impairment, collectively evaluated for impairment and impaired loans. Discuss the changes in the allocation of the allowance and related allowances for impaired loans between periods, including why a significant amount of impaired loans do not have a related allowance. For example, we note that total impaired construction and land development loans with no related allowance increased significantly between periods, from $13.5 million at December 31, 2010 to $33.4 million at March 31, 2011. Further, we note there appear to be re-allocations within certain loan classes that are not disclosed or discussed.

RESPONSE: We have expanded the disclosure at pages 104-105 of Amendment No. 3 in response to this comment.

Staff Comment No. 7: We note that you did not record a provision for loan losses during the three months ended March 31, 2011. We further note that you have recognized both significant loan loss provisions and net loan charge-offs in recent periods and continue to recognize elevated levels of classified assets and an increased level of non-accrual loans and in loans classified as 90 days or more past due at March 31, 2011. Please revise to provide the reader with sufficient information and a clear understanding of the basis for not recording any provision for loan losses during this timeframe. Please be specific and thorough in your disclosures.

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RESPONSE: We have revised and expanded the discussion previously set forth on page 63 of Amendment No. 2, which is intended to inform the reader of the basis for not recording a loan loss provision for the first quarter of Fiscal 2011, in response to this comment. Please see page 63 of Amendment No. 3. We also have expanded and clarified the disclosure appearing at pages 104-105 of Amendment No. 3 as such matters pertain to improvements in asset quality. The Company would respectfully point out that the primary reasons for this determination were a reduction in total loans coupled with an improvement in asset quality overall: classified assets improved from $363.9 million at December 31, 2010 to $298.7 million at March 31, 2011, a decrease of $65.2 million, or 17.9%. Similarly, nonperforming assets declined over that same period from $283.7 million to $223.0 million, a decrease of $60.7 million, or 21.4%. Likewise, net charge-offs declined from $86.1 million during Fiscal 2010 to $2.1 million during the first quarter of 2011, an annualized decrease of approximately 90.3%. Additionally, the Company experienced total loan recoveries of $4.5 million in the first quarter of 2011 versus total charge-offs of $6.6 million, which management believes further supports the Company’s determination not to record a provision in the period.

Business

Third Party Loan Review, page 134

Staff Comment No. 8: We note that your “Third Party Loan Review” disclosure summarizes the review performed by Unicon Financial Services, Inc., a third party loan review consultant. Please refer to Rule 436 of Regulation C and include the written consent of Unicon.

RESPONSE: The Company has filed as Exhibit 23.3 the written consent of Unicon Financial Services, Inc., pursuant to Rule 436, in response to this comment.

Recapitalizing the Company

Accelerated Asset Resolution Plan, page 135

EXPLANATORY NOTE: The Company has reconsidered the utilization of the proposed Accelerated Asset Resolution Plan as previously described in Amendment No. 2 in light of current capital market conditions and the anticipated negative impact to the pricing of the Company’s common stock in the offering. Based on the advice of its underwriters the Company has determined that potential investors are unlikely to place sufficient value on the advantages of the AARP to outweigh the additional charges and costs anticipated as a consequence of its implementation, and therefore has decided not to pursue the AARP at this time. In connection with that decision, the Company has elected to reduce the proposed maximum aggregate offering price from $210 million to $190 million. This reduction is an estimate and the specific amount of capital to be raised in the offering, as well as the amount to be contributed as capital to HomeStreet Bank, is subject to further adjustment. The change in the offering proceeds is not

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directly proportionate to the estimated proforma impact of the adoption of the AARP, but instead reflects a combination of factors that include (i) the relatively higher credit risk and market risk associated with an ordinary course resolution of the affected assets; (ii) relatively higher asset levels and the resulting impact on HomeStreet Bank’s regulatory capital ratios; and (iii) relatively higher levels of classified assets and the related need to reduce HomeStreet Bank’s ratio of classified assets to Tier 1 capital plus allowance for loan losses. Although the Company has discarded the AARP as a component of its business plan, and we have accordingly removed from Amendment No. 3 all disclosures pertaining to the AARP, we have responded to the Staff’s comments below as to disclosures contained in Amendment No. 2.

Staff Comment No. 9: Please tell us how the Accelerated Asset Resolution Plan (“AARP”) meets the criteria for presentation as pro forma information under Rule 11-01 of Regulation S-X.

RESPONSE: In presenting information regarding the AARP, the Company had preliminarily determined that the adoption of the AARP would represent the consummation of an event or transaction that was, assuming the adoption of that program and the satisfaction of the conditions thereto, probable of occurring assuming, among other things, the successful completion of the offering, for which disclosure of pro forma financial information would be material for investors. Reg. S-X Rule 11-01(a)(8). The Company acknowledges that, if the prospectus were to include pro forma information about the AARP, the Company would be required to present the information required in Rule 11-02(b).

Staff Comment No. 10: Please tell us how you considered ASC Subtopic 820-10-35 when forming your conclusion that the valuation losses expected to be incurred as a result of the adoption of the AARP should not be recognized at March 31, 2011. Specifically, please tell us in detail how you determined that the fair values determined under the AARP pool asset recovery valuation do not represent the prices that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Please be specific and thorough in your response.

RESPONSE: The AARP reflected a proposed management plan to shift the Company’s asset resolution strategy, which currently contemplates an orderly resolution of the AARP Pool assets, to a much more aggressive resolution process as described at page 136 of Amendment No. 2. ASC 820-10-35-3 provides that fair value is based upon an orderly transaction based upon exposure of the asset to the market for a period of time to allow for ordinary and customary marketing practices involving such assets or liabilities. As noted at page 136 of Amendment No. 2, the AARP reflected an acceleration in the expected timing and manner of the resolution of the identified assets that departs from the Company’s historical resolution process. Management thus considered the AARP as a means to sell or otherwise resolve the AARP Pool assets at prices or values below the amounts estimated assuming orderly transactions between market participants in the normal course of business, consistent with the Company’s historical practices. In

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estimating the recovery values of loans and OREO in the normal course of business the Company applies ASC 820-10-35; however, given that the AARP was predicated upon recovery methods different than the Company’s historical practices and outside the orderly resolution process, management determined that the estimates contemplated in connection with the AARP were those upon which the appropriate valuation adjustments should be based.

Specifically, the additional losses estimated to be incurred and recorded by the Company upon the adoption of the AARP and identification of AARP Pool assets were contingent upon:

•	the successful completion of this offering;

•	identification of specific AARP Pool loans and OREO; and

•	formal adoption of the AARP.

The current carrying values of loans held for investment and OREO continue to be appropriate based on recovery values we expect to realize in the normal course of business through orderly transactions with market participants. As noted above, because the Company has determined at this point that the AARP will not be adopted, we have removed the related references from Amendment No. 3.

Staff Comment No. 11: Please tell us how you considered ASC Subtopic 310-10-35 and the classification of the assets expected to be included in the AARP, as held for sale at March 31, 2011.

RESPONSE: The AARP contemplated the possibility of sales of individual loans or pools of loans to unrelated third parties as one of the alternative resolution methods identified at pages 135-136 of Amendment No. 2. The AARP was contingent upon the successful completion of this offering and subject to formal adoption by the Board. Assuming these contingent events had occurred, loans would have been selected for inclusion in the AARP Pool at the inception of the AARP, but would have remained classified as held for investment until the Company determined that a particular loan or pool of loans is to be resolved through sales to unrelated third parties. Upon such a determination, the affected loans would be reclassified as held for sale and carried at the lower of cost or fair value beginning on the date of such reclassification. Loans that would have been resolved under the AARP through restructuring or accelerated collection methods (rather than by sale) would remain classified as held for investment and adjustments would be made to the allowance for loan losses, as necessary. See ASC 310-10-47.

Part II

Item 15. Recent Sales of Unregistered Securities, page II-1

Staff Comment No. 12: We note that Item 15 has been deleted from Part II of the registration statement. Please advise or revise.

Securities and Exchange Commission

RESPONSE: We have revised Amendment No. 3 to reinsert this item.

Exhibits

Staff Comment No. 13: We note that your 2011 Director Equity Incentive Plan has not been filed as an exhibit to the registration statement. Please file it with your next amendment.

RESPONSE: We have filed the 2011 Director Equity Incentive Plan as Exhibit 10.34 of the Registration Statement.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for providing the Company with the opportunity to respond to your comments. Please do not hesitate to contact Marcus J. Williams at (206) 757-8170 if you have any questions or concerns, or if you would like to discuss the substance of this letter or the documents referred to herein.

Very truly yours,

Davis Wright Tremaine LLP

/s/ Marcus J. Williams

Marcus J. Williams

cc:	Mark K. Mason
Godfrey B. Evans
John C. Grosvenor
James J. Vieceli